SIDERURGICA VENEZOLANA "SIVENSA", S.A.

SUPPL

Caracas, May, 2006

06015418

RECEIVED
2006 JUL 24 P 2: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,

Héctor Peña
Judicial Representative

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

dlw 7/24

Av. Venezuela, Torre América, piso 12, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.64.58
Caracas – Venezuela

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Phone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

COMMISION FILE
82-3895

DEBT REFINANCING OF SIVENSA AND ITS SUBSIDIARY SIDETUR

Caracas, May 4, 2006. Siderúrgica Venezolana SIVENSA S.A. announced that its subsidiary Siderúrgica del Turbio, S.A. SIDETUR, successfully completed yesterday the placement of bonds in the international market for US$ 100 million, plus having obtained a short-term loan for US$ 32 million, which transactions jointly represent a new debt refinancing and have allowed redeeming 15% of the shares of Sivensa, that were previously held by its existing senior lenders pursuant the 2002 restructuring.

This refinancing has been made possible due to the recovery that the company has had over the last three years, within a context of a greater demand of products in the Venezuelan market, the better performance of the international steel industry and the results of a major program for optimizing operations.

The bonds, which were placed pursuant to Rule 144A and Regulation S under the United States Securities Act of 1933, have a return of 10% per annum, payable quarterly on the twentieth day of the months of January, April, July and October each year, commencing on July, 2006. The Issuer will repay US$1.25 million principal amount of the Notes quarterly on each interest payment date commencing on April 20, 2008 and the US$60 million remaining principal balance on April 20, 2016.

This refinancing eliminates the existence of the golden share and the restrictions on investments in fixed assets imposed under the 2002 restructuring conditions: the company plans to carry out a program over the next three years for approximately US$ 80 million, which includes investments in plant and equipment, improvements in the environmental systems, and expansion of the installed capacity.

Additionally, the refinancing will allow Sivensa to normalize its dividend policy, without the restrictions that applied under the previous contracts with the creditor banks.

This press release is not an offer of securities for sale in the United States. The Notes and Guarantees described herein may not be offered or sold in the United States absent registration or an exemption from registration. Accordingly, the Notes and the Guarantee discussed herein were offered and sold only to: (1) qualified institutional buyers (as defined in Rule 144A under the Securities Act) and (2) outside the United States in compliance with Regulation S under the Securities Act.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation comprising three business units: Sidetur, engaged mainly in the manufacture of steel products for the construction, manufacturing and infrastructure industries; International Briquettes Holding, IBH, whose plants Venprecar and Orinoco Iron produce reduced iron briquettes to be used as high-quality raw material in the steel industry; and Vicson, which manufactures wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. The partners of Sivensa are: Belgium company Bekaert Corporation in the Vicson division, and Venezuelan company CVG Ferrominera Orinoco in the IBH division. Sivensa's labor force at March 31, 2006 was of 3.625 workers.

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Phone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

SIVENSA REPORTS RESULTS FOR THE SECOND QUARTER OF FISCAL YEAR 2006

CARACAS, MAY 2ND 2006. .... Siderúrgica Venezolana "SIVENSA" S.A. reported consolidated sales for the second quarter of fiscal year 2006, ended last March 31st, for US$ 207 million, which amounts is compared with the US$ 234 million recorded in the same quarter of the preceding fiscal year. The operating profit was of US$ 17 million, compared with US$ 54 million in January-March 2005. The net profit for Sivensa's shareholders was of US$ 6 million, compared with US$ 16 million recorded in the same term of the preceding fiscal year.

These results were due to the following factors:

- Positive impact for greater sales and profits in operating subsidiaries Sidetur and Vicson.
- Negative impact for lower sales and profits for operating subsidiary IBH due, among other things, to: insufficient supply of pellets and iron ore to plants Venprecar and Orinoco Iron; lower prices of briquettes during this quarter; reserve made to reflect the increase of the price of iron ore, which will be retroactive as of January 1, 2006, and operating failures that were overcome by the end of March.[1]

The *Integral Financing Cost* went from US$ 24 million in the January-March 2005 quarter, to US$ 14 million in the comparable quarter of 2006. This reduction is due to the lower interest accrued in the quarter under analysis, mainly by reason of the reduction of IBH's debt, from US$ 831 million at March 31, 2005, to US$ 315 million at March 31, 2006. The reduction of IBH's debt, achieved in August 2005 as part of the agreements reached with the banks and the merger between Venprecar and Orinoco Iron, allowed reducing the negative impact of IBH's performance on Sivensa's net results for this quarter.

APPROVAL OF THE REPURCHASE OF SHARES

Last April 7, a Special Shareholders' Meeting of Sivensa was held, approving the acquisition of securities currently held by the banks, representing 15% of the capital stock of the company. This approval was made in the context of the refinancing of the debt of its subsidiary Sidetur. Once the repurchase of sales is effected, the capital stock of the company will be reduced, as authorized by said shareholders' meeting.

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[1] For more detailed information on the results of subsidiary IBH, see the quarterly report published on May 2nd, 2006, at www.ibh.com.ve.

International Market:

Although the international prices of steel during the January-March quarter were lower than those for the equivalent quarter of the preceding year, the same have shown a recovery regarding the prices noted at the end of December 2005. This growth is due to a reduction of inventories and to a better performance of the world's major economies.

ANALYSIS BY BUSINESS SECTOR

Steel Sector

Sidetur's sales in the quarter January-March 2006 were for US$ 101 million, 32% higher than those recorded in the same quarter of the preceding year. The sales increase is due to an increase in the local demand, driven mainly by the building of works of infrastructure, an increase in monetary liquidity and a reduction of the interest rates.

Wire Sector

Vicson's sales of wire and wire products for this quarter totaled US$ 35 million, which amount is 20% higher than the amount recorded for January-March 2005, for US$ 29 million. This behavior is due mainly to the larger sales volume in the local market and a better performance of Proalco, a subsidiary of Vicson that operates in Colombia.

Pre-reduced Sector

Sales of subsidiary IBH were reported for US$ 85.6 million in the January-March 2006 quarter, compared with sales for US$ 130.7 million reported for the same period of the preceding fiscal year. As explained at the beginning of this Report, the reduction of this subsidiary's sales was caused mainly by the lower production of briquettes due to an insufficient supply of raw material for the operations of Venprecar and Orinoco Iron's plants.

TRANSITORY PELLET IMPORTS

Because the dearth of pellets in Venezuela may continue until late this year, Venprecar has begun conversations with CVG Ferrominera Orinoco, so as to begin the transitory importation of pellets in order to cover the current deficit. Prompt decision is expected in order to apply this measure, which will mitigate this situation until the local production of this input is stabilized. However, considering the high logistic costs of importation, its economic feasibility will be subject to the maintenance of the current prices of briquettes in the international market.

TERNIUM'S SHARES

As was reported by the Board of Directors to the Shareholders' Meeting of Sivensa held last January 27, Sidetur, a subsidiary of Sivensa, exchanged its shares in Consorcio Siderúrgico Amazonia for 33.8 million shares of Ternium, which is consolidated with steel companies Hylsa of

Mexico, Siderar of Argentina and Sidor of Venezuela. Afterwards, on January 31, 2006, Ternium placed shares in the international market through American Depositary Receipts (ADRs). At the closing of the term under analysis in this Report, March 31, 2006, the market price of said shares was of US$ 28.35 per ADR, representing a value of US$95.8 million for Sivensa's position in Ternium, which compared to its value for December 31, 2005, represents an increase of US$ 65.8 million.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation comprising three business units: Sidetur, engaged mainly in the manufacture of steel products for the construction, manufacturing and infrastructure industries; International Briquettes Holding, IBH, whose plants Venprecar and Orinoco Iron produce reduced iron briquettes to be used as high-quality raw material in the steel industry; and Vicson, which manufactures wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. The partners of Sivensa are: Belgium company Bekaert Corporation in the Vicson division, and Venezuelan company CVG Ferrominera Orinoco in the IBH division. Sivensa's labor force at March 31, 2006 was of 3.625 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
MARCH 31, 2006 AND 2005

(Thousands of US dollars)

According to International Financial Reporting Standards

	March 31,	
	2006	2005
Assets		
Current Assets		
Cash and cash equivalents	92,225	63,282
Accounts receivable		
Commercial and other	129,732	177,880
Related companies	416	327
Advances to suppliers	12,220	18,545
Inventories	90,579	125,579
Restricted accounts receivable	-	252,212
Prepaid expenses, deferred taxes and other current assets	4,916	5,863
Total current assets	330,088	643,688
Revalued property, plant and equipment, net	1,254,908	1,273,013
Investments available for sale	95,823	12,647
Related companies	161	1,669
Deferred taxes	16,541	-
Deferred charges and other long term assets	20,614	14,053
Total assets	1,718,135	1,945,070
Liabilities and shareholders' equity		
Current liabilities		
Short-term bank loans	7,857	9,908
Current portion of long-term loans	400	17,178
Loans in restructuring process		
Bank loan in restructuring process	-	361,300
Loan assigned by BHPB to lenders	-	393,654
Accounts payable		
Suppliers	88,988	128,818
Related companies	41,521	43,323
Profit sharing, vacation and other personnel accruals	13,695	10,145
Taxes	-	21,166
Deferred taxes	6,120	-
Other current liabilities	17,274	29,629
Total current liabilities	175,855	1,015,121
Long term loans	432,533	517,781
Accounts payable, related companies	28,145	-
Long-term supplier	1,354	-
Accrual for employee termination benefits, net of advances	11,750	9,207
Other long-term liabilities and accruals	46,506	52,429
Deferred taxes	200,047	161,414
Total liabilities	896,190	1,755,952
Shareholders' equity	821,945	189,118
Total liabilities and shareholders' equity	1,718,135	1,945,070

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RESULTS
QUARTERS ENDED MARCH 31, 2006
(Thousand of US dollars)
According to International Financial Reporting Standards (IFRS)

	Quarter ended March 31, 2006	
	2006	2005
Net sales		
Exports	101,837	156,752
Domestic	105,316	77,044
	207,153	233,796
Cost of sales	(176,991)	(166,407)
Gross profit	30,162	67,389
General, administrative expenses	(12,155)	(12,197)
Other operating expenses, net	(1,058)	(1,184)
Operating profit	16,949	54,008
Interest and other financial expenses	(13,205)	(35,196)
Translation adjustment	(834)	38,537
Adjustment in value of long-term loans with financial institution	0	(28,126)
	(14,039)	(24,785)
Profit before taxes	2,910	29,223
Taxes	(4,311)	(12,021)
Profit (loss) before minority interests	(1,401)	17,202
Attributable to:		
Sivensa's shareholders	6,011	16,445
Minority interests in subsidiaries	(7,412)	757
	(1,401)	17,202

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
SIX MONTHS ENDED MARCH 31, 2006 AND 2005
(Thousand of US dollars)
According to International Financial Reporting Standards (IFRS)

	Six months ended March 31,	
	2006	2005
Net sales		
Exports	220,578	290,309
Domestic	190,190	146,866
	410,768	437,175
Cost of sales	(342,399)	(304,266)
Gross Profit	68,369	132,909
General, Administrative expenses	(26,818)	(25,595)
Other operating expenses, net	918	(2,059)
Operating profit	42,469	105,255
Interest and other financial expenses	(23,299)	(46,674)
Translation adjustment	(834)	39,262
Adjustment in value of long-term loans with financial institution	0	(49,243)
Expenses related to Settlement with BHP Billiton	0	(26,297)
	(24,133)	(82,952)
Profit before taxes	18,336	22,303
Taxes	(8,398)	(21,012)
Net Profit (before minority interests)	9,938	1,291
Attributable to:		
Sivensa's shareholders	19,165	32,616
Minority interests in subsidiaries	(9,227)	(31,325)
	9,938	1,291